Exhibit 8.1

List of Significant and Other Principal Subsidiaries and Variable Interest Entity of the Registrant

Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
GameNow.net (Hong Kong) Limited	Hong Kong
China The9 Interactive Limited	Hong Kong
New Star International Development Limited	Hong Kong
9City Asia Limited	Hong Kong
China Crown Technology Limited	Hong Kong
Hui Ling Computer Technology Consulting (Shanghai) Co., Ltd	China
Jiu Tuo (Shanghai) Information Technology Ltd.	China
Shanghai Jiugang Electronic Technology Co., Ltd.	China
NBTC Limited	Hong Kong
Hangzhou Niuxin Technology Co., Ltd.	China

Variable interest entity and its subsidiaries

Name of Variable Interest Entity and its Subsidiary	Jurisdiction of Incorporation
Shanghai The9 Information Technology Co., Ltd.	China